Deep Sea Vegan

Restaurant Info Introduction

Table Of Contents



www.deepseavegan.com

Outline of Discussion

We have been open since June 2020 bi-weekly at Hunters Station Food Hall in East Nashville.

The buzz we have generated with the local Nashville foodies scene is growing weekly, from local and National celebrities stopping by to eat along with a host of regular and new customers.





Highlights

FEATURED IN LOCAL NASHVILLE PAPER AS ONE OF THE TOP 3 NEW RESTAURANTS TO TRY.

FEATURED ON NEWS 5'S TALK OF THE TOWN

LOCAL CELEBRITIES DINE WITH US REGULARLY. INCLUDING TAJ FROM THE R&B GROUP SWV AND HER HUSBAND, FORMER TN TITAN EDDIE GEORGE, R&B SINGER INDIA ARIE AND A HOST OF OTHERS.

Since opening at our new temporary location - June of 2020 at Hunters Station Food Hall in Nashville, we have generated 24k in 6 months, only being opened 4 days per month (every other weekend) for 6 hours a day that we're open.

Based on our current trend, we project 600k annually. Projected on 6 days a week 8 hours per day schedule. In 3 years we expect a %13 Increase.



750,000k
500,000k
250,000k
0k
Last 6 months
In 6 months
In 1 year
In 1.5 years
In 2 years
In 2.5 years
In 3 years

Our plan is to establish 3 locations in Nashville over the next 24 months

AND THEN TARGET ADDITIONAL MARKETS, WITH ATLANTA BEING NEXT.

About The Restaurant

A New Take On Vegan

We are a 100 percent plant-based restaurant selling chef-inspired vegan cuisine using only edible flowers, plants, and vegetables.

We DO NOT use tofu, soy, seitan, tempeh etc.

Everything is made from scratch from our special house-made recipes.





Our Goal Is to Provide Extremely Delicious Plant-Based Food To The Community While Giving A Healthy And Fun New Way To Enjoy Food.

Our Custom Made From Scratch Recipes, Only Using Edible Flowers, Plants, And Vegetables Sets Us Apart. It Makes Us Extremely Unique.

During our down season, we will ramp up our nationwide cookie sales. Selling online and locally our amazing cookies and other signature desserts.

The key to success for us is to maintain great customer service while providing amazing and exceptional plant-based food.



DEEP SEA VEGAN PARTNERS



KENDALL DUFFIE
CEO/Owner/Chef



KELVIS CLYDE DUFFIE
Co Owner/Partner



MICHELLE DUFFIE
Partner

"

I AM A CERTIFIED DEEP-SEA SCUBA DIVER AND VEGAN CHEF. MY TWIN BROTHER AND BUSINESS PARTNER IS ALSO A CERTIFIED SCUBA DIVER. ALL OF OUR MENU ITEMS ARE THEMED AFTER SCUBA DIVING, THE BEACH, OR THE OCEAN.

KENDALL DUFFIE - CEO/OWNER/CHEF

Description of Business

LOCATION

Currently, a bi-weekly pop-up at Hunters Station Food Hall. Our first brick and mortar will be in the Nashville market.

HOURS

Currently, open every other Saturday and Sunday from 12p - 6p. Our hours in our new location will be Tues - Saturday 11a - 7p

PHASE 2

We are now ready to move to phase two, moving to a full-time restaurant in a brick and mortar.

Our Menu

-Deep Sea Fish Sandwich

-The Ocean Floor Crab Cake Burgers

-Spanish Sea Shells (Tacos),

-Oceanless Calamari Po'Boy Burgers

-The Sea Monster (Meatloaf and Potatoes)

-Signature side dish Golden Reef Chantilly Potatoes.

-Peanut Butter Sand Doodle Cookies

-Butterscotch Beach Bite Cookies

-Macadamia Bay Cookies

-Captain's Chocolate Chip Supreme Cookies

-Sponge Reef Praline Pecan Bread Pudding

-Chocolate Corals (Brownie Bowl)

-Blue Lagoon (Blueberry Cobbler)

-Peach Nemo (Peach Cobbler)

-Black Sand (Chocolate Pudding)

-Red Sea (Strawberry Ice Cream)

"

FOR THE PAST 10 YEARS, I HAVE TRAVELED EXTENSIVELY, WORKING IN THE ENTERTAINMENT INDUSTRY AND EATING AT VARIOUS VEGAN RESTAURANTS AROUND THE COUNTRY. I LEARNED WE ARE ONE OF THE ONLY VEGAN RESTAURANTS OFFERING COMFORT FOOD THAT IS MADE USING ONLY EDIBLE FLOWERS, PLANTS, AND VEGETABLES.

KENDALL DUFFIE - CEO/OWNER/CHEF



Collectively we bring unique marketing skillsets and strong influencer relationships from working as executives in the music industry for the past 20 years.

Currently, we have a marketing and promotions company. It has served as the leading African American marketing firm for a host of top-grossing movies, including God's Not Dead, War Room, The Shack, Boo! A Madea Halloween and more.

We will run local radio campaigns and engage with social media strategies locally along with our base of nationally known celebrities.

We have a solid influencer base within the African American demographic. We also have mainstream marketing avenues that we will utilize to roll out some very unique and strategic marketing plans.

VEGAN RESTAURANT INDUSTRY RESEARCH DATA

ACCORDING TO THE PLANT BASED FOODS ASSOCIATION

The vegan food industry contributes $13.7 billion to the U.S. economy each year.

THE WEBSITE HAPPY COW,

Lists over 24,000 veg-friendly eateries in the United States, including 1,474 exclusively vegan restaurants.

CALIFORNIA AND NEW YORK ARE

leading the way by boasting 323 and 166 vegan restaurants respectively

VEGAN AND VEGETARIAN EATERIES HAVE BEEN POPPING UP ALL OVER THE COUNTRY

REVENUE IN MILLIONS

LOCATIONS

VEGAN RESTURANTS ARE BOOMING IN POPULARITY



ETHNICITY /

AVERAGE ANNUAL SPEND ON FOOD AWAY FROM HOME



AVERAGE ANNUAL SPEND ON FOOD AWAY FROM HOME
PERCENT OF FOOD EXPENDITURES SPENT ON FOOD AWAY FROM HOME
WHITE & OTHER
$2,564
41%
BLACK OR AFRICAN-AMERICAN
$1,721
35.9%
HISPANIC OR LATINO
$2,474
38.1%
ASIAN
$3,703
48.4%

Estimated start up cost $600k

Brick and Mortar Location
- TBD $200-250k

Commercial Kitchen Equipment
-$50k

Staff Salaries
-$300K

Insurance
-$25K

Marketing Costs
-$25K

Kitchen Equipment Breakdown

Ovens
-$9,200

Food Warmers
-$1800

Deep Fryers
-$800

Char Grill
-$2000

Griddles
-$1000